September 14, 2006

Mr. Larry Greene

Office of Disclosure Review

Division of Investment Management

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:          Definitive Proxy Materials for:

Strategic Partners Real Estate Fund

Strategic Partners Style Specific Funds–Strategic Partners Small Capitalization Value Fund

Strategic Partners Mutual Funds, Inc. – Strategic Partners Mid-Cap Value Fund

Strategic Partners Mutual Funds, Inc. – Strategic Partners Equity Income Fund

Dear Mr. Greene:

Along with this letter, we are filing through EDGAR on behalf of each of the above-referenced funds definitive proxy materials in connection with shareholder meetings to be held on October 20, 2006 for the purpose of seeking shareholder approval of various proposals relating to the management and operation of each fund, as more specifically set forth and discussed in the definitive proxy materials.

This letter is intended to respond to your comments on the preliminary proxy materials that we submitted earlier this month.  Because many of the comments that you provided with respect to the preliminary proxy materials are generally applicable to each proxy, the responses set forth below are applicable to all of the proxies, unless specifically indicated otherwise.  Your comments, and our responses thereto, are set out below:

Comment:  For each proxy, eliminate the word “shareholder” from the following sentence which appears in the “Reasons for Meeting” section of the proxy:  “At the conclusion of the Board meeting, the Board approved the submission of several proposals relating to the future management and operation of the Fund.”

Response:  The word has been eliminated from the indicated sentence in each proxy.

Comment:  For each proxy, in the section entitled “Shareholder Proposals,” indicate whether advance notice is required in order for “Rule 8” shareholder proposals to be considered at the shareholder meeting.

Response:  The disclosure in each proxy has been revised to indicate whether “Rule 8” shareholder proposals require advance notice.

Comment: If a proxy discusses the intention of the proposed new subadviser to initiate and/or increase fund investments in foreign securities, the existence of any emerging markets risk should be disclosed. The ability to utilize unsponsored depositary receipts should also be disclosed.

Response:  Disclosures discussing investment policy changes relating to foreign securities have been revised to specifically state that such investments may include investments in issuers based in emerging markets. The disclosures have also been revised to include a discussion of the ability to invest in unsponsored depositary receipts.

Comment:  If the planned investment policy changes disclosed in each proxy statement are implemented, the proxy should discuss whether the fund’s risk profile will change as a result.

Response:  We have revised the proxy statements to include a discussion of risk profile changes related to the implementation of the investment policies and strategies discussed in each proxy statement.

Comment:  If a proxy discusses the intention of the proposed subadviser to initiate and/or increase fund investments in derivative instruments, the proxy should disclose the types of instruments that the proposed new subadviser intends to utilize and should also disclose the underlying securities associated with each derivative instrument.

Response:  Disclosures discussing investment policy changes relating to derivative instruments have been revised to indicate the expected types of derivative instruments that will be utilized, and have been revised to indicate the types of underlying securities associated with each derivative instrument.

Comment:  For Strategic Partners Real Estate Fund and Strategic Partners Small Capitalization Value Fund, please utilize the most recent expense data available.

Response:  The proxies utilize the most recent expense data based on audited financial statements.

Comment:  For Strategic Partners Real Estate Fund and Strategic Partners Small Capitalization Value Fund, when comparing the existing management fees and the proposed new management fees, do not use the word “difference” if the proposed new management fee is higher than the existing management fee.

Response:  We have revised the applicable disclosures by using the word “increase” when comparing the existing and proposed new management fees.

Comment:  For Strategic Partners Real Estate Fund and Strategic Partners Small Capitalization Value Fund, please clarify in the initial paragraph of Proposal No. 1 that shareholders are being asked to approve a management fee increase in a separate proposal contained in the same proxy statement.

Response:  We have revised the initial paragraph of Proposal No. 1 to clarify the fact that shareholders are being asked to approve a management fee increase in a separate proposal included in the same proxy statement.

Comment:  For Strategic Partners Small Capitalization Value Fund, in Proposal No. 2, please indicate the date of the comparable mutual fund data discussed in the section entitled “Matters Considered by the Board—Reasons for an Increased Management Fee.”

Response:  The disclosure has been revised accordingly.

Comment:  For Strategic Partners Real Estate Fund, Proposal No. 2 relating to the proposed change in the Fund’s investment objective does not clearly explain the difference between the current investment objective and the proposed new investment objective.  Also, the proposed investment objective seems inconsistent in that the proposed new investment objective of the Fund is capital appreciation and income.

Response:  The discussion relating to the proposed change in the Fund’s investment objective has been revised to clarify the change and to explain how it will impact the Fund’s investment strategies.

Comment:  If shareholders approve the designation of the Fund’s investment objective as non-fundamental, the proxy should state whether or not shareholders will be provided with advance notice if there is a future change in the Fund’s investment objective.

Response:  Shareholders will be provided with advance notice of any change in the Fund’s investment objective, and the proxy has been revised to so state.

Comment:  For Strategic Partners Mid-Cap Value Fund, the wording of Proposal No. 2 should be revised to clarify that the proposal seeks the elimination of American Skandia Investment Services, Inc. (ASISI) as a co-investment manager of the Fund.

Response:  The proposal has been revised accordingly.

Comment: For Strategic Partners Equity Income Fund and Strategic Partners Mid-Cap Value Fund, please include disclosure explaining that each Fund’s investments in real estate investment trusts (REITs) may result in the payment of duplicate advisory fees if a REIT has an advisory fee.

Response:  The discussion of REITs in the proxy statements has been revised to note that if a REIT charges an advisory fee, the Funds will be exposed to the payment of a duplicate advisory fee.

Comment:  For Strategic Partners Small Capitalization Value Fund, please include disclosure explaining the risks associated with making short sales of a security or making short sales “against the box.”

Response:  The proxy statement has been revised to include a discussion of the risks associated with short sales and short sales “against the box.”

Should the Commission or its Staff declare the above-referenced filings effective, we understand that such action does not prevent the Commission from taking action on the filings. The action of the Commission or its Staff in declaring the above-referenced filings effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings.  The Registrant may not assert the fact of the Staff’s acceleration as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

We appreciate your attention to these filings.

Sincerely,

/s/ Jonathan D. Shain
Jonathan D. Shain